Exhibit 99.1

ELECTRAMECCANICA VEHICLES CORP.

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2022

INTRODUCTION

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, in this quarterly report (the “Quarterly Report”) the term(s) “we”, “us”, “our”, “Company”, “our company”, “ElectraMeccanica” and “our business” refer to Electrameccanica Vehicles Corp.

All references to “$” or “dollars” are expressed in United States dollars (“US”, “U.S.” or “USD”) unless otherwise indicated.

Our financial statements are prepared in US dollars and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by International Accounting Standards Board (“IASB”). In this Quarterly Report any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Forward-Looking Statements

This Quarterly Report contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Quarterly Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Quarterly Report may include, but are not limited to, statements and/or information related to: strategy; future operations; the size and value of the order book and the number of orders; the number and timing of building pre-production vehicles; the projection of timing and delivery of SOLOs, eRoadster or Tofinos in the future; projected costs; expected production capacity; expectations regarding demand and acceptance of our products; estimated costs of machinery to equip a new production facility; trends in the market in which we operate; and the plans and objectives of management.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to maintain production deliveries within certain timelines; the Company’s expected production capacity; prices for machinery to equip a new production facility; labor costs and material costs remaining consistent with the Company’s current expectations; production of SOLOs, eRoadster and Tofinos meeting expectations and being consistent with estimates; equipment operating as anticipated; there being no material variations in the current regulatory environment; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. These cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Quarterly Report and other documents that we may file from time to time with the securities regulators.

Implications of Being a Foreign Private Issuer

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this Quarterly Report that are available to foreign private issuers and not to U.S. domestic companies. Accordingly, the information contained herein may be different than the information you receive in a quarterly report on Form 10-Q from public companies required to report as U.S domestic companies in which you hold equity securities.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

The selected historical consolidated financial information set forth below has been derived from our financial statements for the three months ended March 31, 2022 and for the fiscal years ended December 30, 2021, 2020, 2019 and 2018.

	Consolidated Statements of Loss and Comprehensive Loss
	3 months ended	Year ended	Year ended	Year ended	Year ended
	March 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2020	2019	2018
Revenues	$1,038,643	$2,100,770	$568,521	$585,584	$599,757
Gross Profit	$(1,903,493)	$(2,233,911)	$(130,934)	$98,041	$155,961
Net Loss	$17,831,537	$41,326,835	$63,046,905	$23,212,698	$7,745,313
Loss per Share – Basic and Diluted	$0.15	$0.37	$1.08	$0.64	$0.29

Our interim condensed consolidated financial statements for the three ended March 31, 2022 and 2021 are attached at the end of this Quarterly Report forming Exhibit 99.1.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

General

The following management’s discussion and analysis, prepared for the quarter ended March 31, 2022, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual audited financial statements for the year ended December 31, 2021 and the notes thereto. Amounts are reported in USD based upon financial statements prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially.

This Quarterly Report contains forward-looking statements about our business, financial condition and prospects that reflect management’s assumptions and beliefs based on information currently available. The expectations indicated by such forward-looking statements might not be realized. If any of our management’s assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, our actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, the ability of our partners to produce our electric vehicles, tariffs and other trade matters, the acceptance of our electric vehicles, our ability to create and expand our customer base, management’s ability to raise capital in the future, the retention of key employees and changes in the regulation of our industry.

There may be other risks and circumstances that management may be unable to predict. When used in this Quarterly Report, words such as “believes”, “expects”, “intends”, “plans”, “anticipates”, “estimates” and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

Our Company

Corporate Structure and Principal Executive Offices

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and have a December 31st fiscal year end. Our principal activity is the development and manufacturing of electric vehicles (“EV”s).

Our principal executive offices are located at 8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8. Our telephone number is (888) 457-7656. Our website address is www.electrameccanica.com. Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

We have five subsidiaries: Intermeccanica International Inc. (“InterMeccanica”), a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; ElectraMeccanica USA LLC, an Arizona limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a People’s Republic of China corporation.

Additional information related to us is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and www.electrameccanica.com. We do not incorporate the contents of our website or of sedar.com into this Quarterly Report.

Overview

We are a development-stage electric vehicle, or EV, designer and manufacturer company located in Vancouver, British Columbia, Canada. Our initial product line targets urban commuters, commercial fleets/deliveries and shared mobility seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of March 31, 2022 and 60 pre-production vehicles with our manufacturing partner, Chongqing Zongshen Automobile Industry Co., Ltd. (“Zongshen”). We have used some of these pre-mass production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs, combined with our subsidiary, InterMeccanica’s, 62-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies.

We launched commercial production of our SOLO on August 26, 2020. For the quarter ended March 31, 2022, we have produced 170 SOLOs for a total of 461 SOLOs since we launched production. We currently have retail stores located in the States of California, Arizona, Oregon, Washington and Colorado. Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company commenced deliveries on October 4, 2021, to initial customers and commercial fleets.

On September 16, 2020, we announced plans to produce an alternative “cargo and fleet” version of our flagship SOLO EV and debuted the SOLO alternative version at the ACT Expo in Long Beach on August 31, 2021.  The Company recently announced its plan to start delivering the SOLO Cargo EV early in the third quarter of 2022.  The starting suggested retail price of the SOLO Cargo is U.S.$24,500 (MSRP) with 11.8 cubic feet of storage.

To support our production, in October of 2017 we entered into a “Manufacturing Agreement” with Zongshen, acting through its wholly-owned subsidiary. Zongshen is an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. We amended the Manufacturing Agreement in June of 2021 to update certain manufacturing and delivery provisions of the same.  Zongshen has previously purchased common shares and exercised 1,400,000 warrants at CAD$4.00 per common share from us in 2021, and beneficially owns approximately 2.4% of our common shares.

On March 16, 2021, we announced that we had selected Mesa, Arizona, as the site for the establishment of our U.S.-based assembly facility and engineering technical center. On May 12, 2021, we celebrated the official groundbreaking of the assembly facility and engineering technical center. The intended 235,000 square foot facility is to be located on 18 acres of land adjacent to the Phoenix-Mesa Gateway airport. The building is expected to include an assembly and manufacturing plant, a research center, 22,000 square feet of office space and 19,000 square feet of lab space. In this respect we plan to use an asset-light model in the facility’s development, whereby the building will be leased from the land owner and developer. The building is being designed by the architectural firm, Ware Malcomb, and is being engineered by Hunter Engineering with Willmeng Construction acting as the facility’s general contractor. When operational, it is expected that facility will have a production capacity of up to 20,000 vehicles per year and employ upwards of 200 to 500 people. The current completion date is targeted for summer of 2022.

We have another EV candidate in early design development stage, the “Tofino”, an all-electric, two-seater roadster.

We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, the SOLO carries a manufacturer’s suggested retail price of $18,500, prior to any surcharge to cover tariffs (discussed below), and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

●	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis;
●	acceleration from 0 mph to 60 mph in approximately ten seconds; and
●	a range of up to 100 miles generated from a lithium-ion battery system that requires up to four hours of charging time on a 220-volt charging station (up to eight hours from a 110-volt outlet) that utilizes approximately 17.3 kW/h.

In addition, the SOLO contains a number of standard features found in higher price point vehicles, including:

●	LCD Digital Instrument Cluster;
●	Power Windows, Power Steering and Power Brakes;
●	AM/FM Stereo with Bluetooth/ /USB;
●	Rear view backup camera;
●	Air conditioning;
●	Heated seat;
●	Heater and defogger; and
●	Keyless remote entry.

Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations. See “Government Regulation” herein.

For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations (“CFR”) Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Indiana, Massachusetts, Minnesota, Nebraska, Nevada, New Mexico and North Carolina.  Motorcycle helmets must be worn while operating in the States of Alaska (when operating without a motorcycle license or endorsement), Nebraska, North Carolina and Oregon. Helmets are also required if the driver is under 18 years old in the States of Alaska, Colorado, Indiana, Minnesota, Montana, New Hampshire and New Mexico. See “Government Regulation” herein.

Industry Overview

Investment in clean technology has been trending upwards for several years as nations, governments and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. EVs are a growing segment of this clean technology movement. An EV is any vehicle that does not solely operate on gas or diesel. Within this alternative vehicle group there are sub-categories of alternative vehicles that utilize different innovative technologies, including battery electric vehicles (“BEV”) and plug-in hybrid electric vehicles (“PHEV”). Our products are BEVs.

Competitive Factors

The EV market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we face strong competition from established automobile manufacturers, including manufacturers of EVs such as the Tesla Model 3, the Chevrolet Bolt and the Nissan Leaf.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount; provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in the EV market and our market share. We might not be able to compete successfully in our market. Increased competition could result in price reductions and revenue shortfalls, and loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We believe that our extensive managerial and automotive experience, production capability and unique product offering give us the ability to successfully operate in the EV market in a way that many of our competitors cannot. In particular, we believe that our competitive advantages include:

●	Extensive in-house development capabilities: Our acquisition of InterMeccanica in 2017 enables us to leverage InterMeccanica’s extensive 62 years of experience in vehicle design, manufacture, sales and customer support. InterMeccanica was founded in Turin, Italy, in 1959, as a speed parts provider and soon began producing in-house designed, complete vehicles like the Apollo GT, Italia, Murena, Indira and the Porsche 356 replica. We have integrated InterMeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings. At the end of December 2021, the Company stopped taking any further orders for its internal combustion engine roadsters.;
●	In-house production capabilities: We have the ability to manufacture our own products on a non-commercial scale. As of March 31, 2022, we have produced 64 prototype SOLOs at our facilities in Vancouver, British Columbia, and 60 pre-production SOLOs with our manufacturing partner, Zongshen;
●	Commercial production of the SOLO commenced August 26, 2020: As at March 31, 2022, in accordance with our Manufacturing Agreement, Zongshen has produced a total of 60 pre-production vehicles and a total of 461 production vehicles;
●	Unique product offering: The SOLO’s manufacturer suggested retail price of $18,500, prior to any surcharge for tariffs, is far below the retail price of EVs offered by those who we consider to be our principal competitors and, as a consequence, we believe that the SOLO compares favorably against them; and

●	Management expertise: We have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. They include Kevin Pavlov, our Chief Executive Officer; Bal Bhullar, our Chief Financial Officer; Joseph Mitchell, our Chief Operating Officer; Kim Brink, our Chief Revenue Officer and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. We have supplemented additional expertise by adding consultants and directors with corporate, accounting, legal and other strengths.

Government Regulation

As a vehicle manufacturer we are required to ensure that all vehicle production meets applicable safety and environmental standards. Issuance of the National Safety Mark (the “NSM”) by the Minister of Transport for Canada will be our authorization to manufacture vehicles in Canada for the Canadian market. Receipt of the NSM is contingent on us demonstrating that our vehicles are designed and manufactured to meet or exceed the applicable sections of the Canadian Motor Vehicle Safety Act (C.R.C. Chapter 1038) and that appropriate records are maintained. Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations (“CMVSR”), which can be found at (http://laws-lois.justice.gc.ca/eng/regulations/C.R.C.,c.1038/section-sched3.html).

For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations (“CFR”) Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Indiana, Massachusetts, Minnesota, Nebraska, Nevada, New Mexico and North Carolina. Motorcycle helmets must be worn while operating in the States of Alaska (when operating without a motorcycle license or endorsement), Nebraska, North Carolina and Oregon. Helmets are also required if the driver is under 18 years old in the States of Alaska, Colorado, Indiana, Minnesota, Montana, New Hampshire and New Mexico. See “Government Regulation” herein.

We certified the SOLO for compliance with the applicable U.S. requirements in the first quarter of 2018. Results from third party vehicle testing at a facility in Quebec, Canada, were used for this certification. We continue to use third party facilities for certification testing to ensure that any changes to the SOLO’s design continue to meet safety requirements. Compliance certification of the SOLO for Canada began in 2018.

Within the three-wheel vehicle classification in Canada, CMVSR Standard 305 sets out the regulation for prevention of injury to the occupant during and after a crash as related to the vehicle’s batteries. Under this standard, the security and integrity of electric drive system components and their isolation from the occupant are evaluated in the course of a frontal barrier crash test in accordance with Technical Standard Document No. 305. The equivalent U.S standard, FMVSS No. 305, is not applicable to the motorcycle category under the U.S. regulations.

Strategy

Our near-term goal is to expand sales of the SOLO while continuing to develop our other EVs. We intend to achieve this goal by:

●	Increasing orders for our EVs: We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit, a Tofino by paying a refundable $1,000 deposit and an e-Roadster by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and, although we cannot guarantee that such pre-orders will become binding and result in sales, we intend to fulfill the reservations as the respective vehicles are produced. We maintain certain refundable deposits from various individuals for SOLOs, Tofinos and e-Roadsters;
●	Having sales and services supported by local corporate stores: We will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and
●	Expanding our product offering: In parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the SOLO Cargo, Tofino and e-Roadster, Cargo version with MSRP of $24,500, two-seater sports cars in the expected price range of $50,000 to $60,000 for the Tofino and starting at $150,000 for the e-Roadster.

We have achieved our pre-order book through an online “direct sales to customers and corporate sales” platform, as well as a showroom at our headquarters in Vancouver, British Columbia, Canada. Additionally, we have service and distribution centers in Studio City Huntington Beach, California. We plan on expanding the corporate experiential experience centers model and will be opening these centers in key urban areas. We currently have retail stores located in the States of California, Arizona, Oregon, Washington and Colorado. Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company commenced deliveries to initial customers in October, 2021.

We will continue to identify other retail targets in additional regions. The establishment of stores will depend on regional demand, available candidates and local regulations. Our vehicles will initially be available directly from us. We plan to only establish and operate corporate stores in those states in the United States that do not restrict or prohibit certain retail sales models by vehicle manufacturers.

Marketing and Sales Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Our marketing and promotional efforts emphasize the SOLO’s image as an efficient, clean and attainable EV for the masses to commute on a daily basis, for commercial fleets/deliveries and for shared mobility.

A key point to the marketing plan is to target metropolitan areas with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, our management has identified California, Washington, Oregon, Arizona, Colorado and Southern Florida as areas with cities that fit the aforementioned criteria, and we have plans to seek out suitable locations for additional stores there.

Our current marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

●	Digital marketing: Organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO;
●	Earned media: We have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;
●	Investor Relations/Press Releases: Our investor relations team will provide media releases/kits for updates and news on our progress;
●	Industry shows and events: Promotional merchandise giveaways are expected to enhance and further solidify our branding in consumer minds. In October 2020 we hosted the “First Look & Drive” media event in Santa Monica, California, and during March 2021 we showcased the SOLO at Barrett Jackson in Scottsdale, Arizona. In August/September 2021 we showcased the SOLO and SOLO Cargo version at the ACT Expo in Long Beach, California. Computer stations and payment processing software will be readily on hand at such events to accept SOLO reservations. In November of 2021 we showcased SOLO O2 and SOLO Crassodon at SEMA in Las Vegas, Nevada. Also in November we showcased the entire SOLO line up at the LA Autoshow along with test drives. In January 2022 we participated at CES; and
●	First-hand experience: Test-drives and/or public viewings are available at our existing stores in Burnaby, Arizona, California, Oregon and soon in Colorado and Washington.

We have a partnership with BMO Harris Bank for the SOLO loan finance program for consumers and small businesses. The program provides a finance solution to support SOLO sales and enhance customer journey experience.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs in the market.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 11, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and with our partner Zongshen we have begun producing the SOLO for targeted deliveries to customers during the last quarter of 2021. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. Government-imposed restrictions on travel and other “social-distancing” measures, such as restrictions on assemblies of groups of persons, have potential to disrupt supply chains for parts and sales channels for our products, and may result in labor shortages.

During March 2022, some of our suppliers have suspended production due to recent COVID-19 outbreaks and lockdowns in Shanghai, China, which will delay our current SOLO production plan for 2nd quarter of this year. Zongshen anticipates to catch up production in the following months to meet our annual production plan.

It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

Potential Impact of Tariffs

The existing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate, or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). As indicated above, we envision that the base purchase price for our SOLO will be approximately $18,500 (MSRP). As the landscape for tariffs involving imports to the United States from the People’s Republic of China (the “PRC”) has been changing over the past year, and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed an Economic and Trade Agreement commonly referred to as the “Phase 1 Trade Agreement”, which came into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Financing

We incurred net losses of $17, 831,537 in the three months ended March 31, 2022, and $41,326,835 in the year ended December 31, 2021, and anticipate incurring losses in our current fiscal year. We had negative operating cash flows of $26,265,612 for the three months ended March 31, 2022, and $60,418,163 for the year ended December 31, 2021, and we anticipate negative operating cash flows during our current fiscal year. Although we had working capital of $215,014,132, including cash and cash equivalents of $194,667,632, as at March 31, 2022, and anticipate deriving revenue this fiscal year from the sale of EVs and high-end custom cars, we believe that we will need additional financing to continue operations. If we are unable to continue to access private and public capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue operations also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

Selected Financial Information

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	31-Mar-22	31-Mar-21	31-Dec-21	31-Dec-20
	$	$	$	$
Revenue	1,038,643	183,589	2,100,770	568,521
Gross loss	(1,903,493)	(32,017)	(2,233,911)	(130,934)

Operations:
General and administration expenses	8,613,117	4,535,976	31,057,633	15,778,172
Research and development expenses	4,671,100	2,293,181	17,090,282	8,666,247
Sales and marketing expenses	2,916,338	2,073,187	10,413,748	2,635,134
Subtotal	16,200,555	8,902,344	58,561,663	27,079,553

Changes in fair value of derivative liability	(98,281)	(8,672,615)	(19,033,560)	31,923,727
Foreign exchange loss (gain)	(94,340)	12,160	9,758	4,447,387
Net loss for the period	17,831,537	180,664	41,326,835	63,046,905
Basic & diluted loss per Share	0.15	0.00	0.37	1.08

Balance sheet
Working capital	215,014,132	270,835,789	232,454,617	130,755,823
Total assets	235,791,376	286,451,821	252,850,698	145,754,382
Total long-term liabilities	2,788,374	13,308,793	1,858,810	18,518,649

Summary of Quarterly Results

The following table sets forth selected certain of our financial information for each of our last eight quarters:

				Basic and diluted
			Net Loss	loss (earnings)
Quarter	Revenue	Expenses	(Income)	per share
Ending	$	$	$	$
31-Mar-22	1,038,643	16,200,555	17,831,537	0.15
31-Dec-21	1,508,246	17,127,086	16,851,388	0.16
30-Sep-21	110,139	17,165,392	12,847,398	0.11
30-Jun-21	298,796	15,366,841	11,447,385	0.10
31-Mar-21	183,589	8,902,344	180,664	0.001
31-Dec-20	223,936	10,979,952	41,110,547	0.51
30-Sep-20	245,691	6,594,001	11,179,230	0.16
30-Jun-20	12,038	4,403,525	9,338,299	0.20

Results of Operations for the Three Months Ended March 31, 2022

We had revenues of $1,038,643 and $183,589 for the three months ended March 31, 2022 and 2021, respectively. The cost of revenue was $2,942,136 (2021: $215,606) providing a gross loss of $1,903,493 (2021: $32,017) or -183.27% (2021: -17.4%). Revenue for SOLO

and custom build vehicles is recognized when the Company has transferred control to the customer which generally occurs upon shipment. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production		Customer Deliveries
Vehicle Type	Three Months Ended		Three Months Ended
	March 31	March 31	March 31	March 31
	2022	2021	2022	2021
SOLO – production, made by Zongshen	170	23	45	0
Roadster/Speedster	2	2	2	3

During the three months ended March 31, 2022, we incurred a comprehensive loss of $17,837,387, compared to a comprehensive loss of $188,523 for the corresponding period in 2021. The largest expense items that resulted in comprehensive loss for the three months ended March 31, 2022 were:

-	General and administrative expenses for the three months ended March 31, 2022 were $8,613,117, compared to $4,535,976 for the three months ended March 31, 2021. The following items are included in general and administrative expenses:
●	Office expenses increased to $942,385 for the three months ended March 31, 2022, compared to $281,956 for the corresponding quarter ended March 31, 2021. The increase was caused by increases in software subscriptions, travel, office supplies and bank charge and payroll service fees;
●	Professional fees increased to $1,164,383 for the three months ended March 31, 2022, compared to $359,253 for the corresponding quarter ended March 31, 2021. The increase in legal and professional expenses was caused by the professional services received for our SAP system implementation and the increase in recruitment service expenses, legal expenses and audit fees;
●	Consulting fees increased to $630,346 for the three months ended March 31, 2022, compared to $224,074 for the corresponding quarter ended March 31, 2021. The increase in fees is related to the services in relation to our U.S.-based assembly facility assembly facility located in Mesa, Arizona;
●	Investor relations expenses, not including the consulting fees above, were $310,175 for the three months ended March 31, 2022, compared to $197,962 for the corresponding quarter ended March 31, 2021. The increase was related to the increased consulting services related to investor relations;
●	Salaries and employee related expenses increased to $2,256,921 for the three months ended March 31, 2022, compared to $973,249 for the corresponding quarter ended March 31, 2021. The increase was related to a severance payment to the Company’s former executive VP and the addition of new employees due to the growth of the Company;
●	Amortization expenses were $1,265,380 for the three months ended March 31, 2022, compared to $911,829 for the corresponding three month ended March 31, 2021. The increase was due to our addition in property, plant and equipment of $3,011,049 (three months ended March 31, 2021 - $2,112,115); and
●	Insurance expenses were $723,192 the three months ended March 31, 2022, compared to $425,297 for the corresponding three month ended March 31, 2021. The increase is related to insurance coverage increase and the overall rate increases.
-	Research and development expenses increased to $4,671,100 for the three months ended March 31, 2022, compared to $2,293,181 for the corresponding quarter ended March 31, 2021. Research and development costs relate to the EV segment as the Company continues product development of the SOLO, Tofino and e-Roadster. All costs related to development of vehicles are being expensed to research and development and SR&ED funds are being booked to reduce the research and development expenses.
-	Sales and marketing expenses increased to $2,916,338 for the three months ended March 31, 2022, compared to $2,073,187 for the corresponding quarter ended March 31, 2021. The Company has begun delivery of commercially-produced SOLOs, and the Company increased its sales and marketing efforts by developing brand assets, increasing presence in social media, opening retail kiosks and rapidly growing its sales team.

-	Stock-based compensation charges, included in general and administrative expenses, research and development expenses and sales and marketing expenses, for the three months ended March 31, 2022 were $1,182,403 (2021: $1,462,866). We issued 711,306 stock options to employees at exercise prices between $0.90 and $0.95 per share during the three months ended March 31, 2022. The stock-based compensation charges related to stock options issued during current and previous quarters where charges are recognized over their vesting periods. We use the Black-Scholes Option Pricing Model of calculating the stock-based compensation expense under the graded vesting method. The decrease was caused by the decrease of the fair value of the awards vested.

Our operating loss for the three months ended March 31, 2022 increased to $18,104,048 (2021: $8,934,361). The increase in operating loss was caused by the aforementioned expenses for the quarter.

We recognized a gain related to changes in the fair values of derivative liabilities of $98,281 (2021: $8,672,615) during the quarter mainly caused by the decrease of our share price from $2.28 at December 31, 2021 to $2.17 at March 31, 2022 (from $6.19 at December 31, 2020 to $4.7 at March 31, 2021), as well as the decrease of the number of outstanding warrants priced in Canadian dollars. Warrants priced in Canadian dollars are classified as derivative liabilities because the Company’s functional currency is in U.S. dollars. As a result of this difference in currencies, the proceeds that are received by the Company are not fixed and will vary based on foreign exchange rates; hence the warrants are a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in our consolidated statements of loss and comprehensive loss.

We also had a foreign exchange gain of $94,340 on net working capital (2021: loss of $12,160) related to the fluctuations in the Canadian dollar as compared to the USD.

Net loss and comprehensive loss for the three months ended March 31, 2022 was $17,831,537 and $17,837,387, respectively (2021: $180,664  and $188,523).

Liquidity and Capital Resources

Liquidity

Our Company’s operations consist of the designing, developing and manufacturing of electric vehicles. Our financial success depends upon our ability to market and sell our electric vehicles and to raise sufficient working capital to enable us to execute our business plan. Our Company’s historical capital needs have been met by the sale of our stock. Equity funding might not be possible at the times required by the Company. If no funds can be raised and sales of its electric vehicles do not produce sufficient net cash flow, then we may require a significant curtailing of operations to ensure our survival or we may be required to cease operations.

Our financial statements have been prepared on a basis which assumes that our Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  We incurred a net loss of $17,831,537 during the three months ended March 31, 2022 and had cash and cash equivalents and a working capital surplus of $194,667,632 and $215,014,132, respectively. Our ability to meet our obligations as they fall due and to continue to operate depends on the continued financial support of our creditors and our shareholders. In the past we have relied on sales of our equity securities to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

As of March 31, 2022, we had 118,611,496 issued and outstanding shares and 137,537,346 shares on a fully-diluted basis. Our common shares and certain of our warrants began trading on the Nasdaq Capital Market on August 9, 2018.

We had $215,014,132 of working capital surplus as at March 31, 2022, compared to $232,454,617 of working capital surplus as at December 31, 2021. The decrease in working capital resulted from cash generated from financing activities of $80,260 (2021: $147,554,606), offset by working capital used in operations of $26,265,612 (2021: $14,949,161) and investing activities of $1,069,174 (2021: $1,682,632) related to our additions to property, plant and equipment.

Capital Resources

As at March 31, 2022, we had cash and cash equivalents of $194,667,632 (December 31, 2021: $221,928,008).

Financings

On September 30, 2021, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell common shares having an aggregate offering price of up to $200,000,000 through the Agents (the “September Sales Agreement”).

In accordance with the terms of the September Sales Agreement, the Company may offer and sell common shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The common shares may be offered and sold by any method permitted by law deemed to be an “at the market” offering (the “ATM Offering”) as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market on any other existing trading market for the common shares, and, if expressly authorized by the Company, in negotiated transactions.

No common shares were issued during the three months ended March 31, 2022 pursuant to the ATM Offering under the September Sales Agreement.

Statement of Cash Flows

During the three-month period ended March 31, 2022, our net cash decreased by $27,254,526 (2021: increase $130,922,813), which included net cash provided by financing activities of $80,260 (2021: $147,554,606), offset by cash used in operating activities of $26,265,612 (2021: $14,949,161), net cash used in investing activities of $1,069,174 (2021: $1,682,632) and the negative effect of the exchange rate on cash and cash equivalents of $5,850 (2021: $7,859).

Cash Flow used in Operating Activities

Cash flow used in operating activities totaled $26,265,612 and $14,949,161 during the three months ended March 31, 2022 and 2021, respectively. Cash used in operating activities increased in 2022 as a result of a decrease in accounts receivable of $214,421, an increase in pre-paid expenses of $6,469,784, an increase in inventory of $4,119,368, a decrease in trade payables and accrued liabilities of $1,839,930, an increase in customer deposits and construction contract liability of $17,231 and net loss during the period of $17,831,537.

Cash Flow used in Investing Activities

During the three-month period ended March 31, 2022, investing activities used cash of $1,069,174 for expenditures on plant and equipment, as compared to investing activities using cash of $1,682,632 for the same period last year, from the net result of expenditures on plant and equipment.

Cash flow provided by Financing Activities

During the three month period ended March 31, 2022, financing activities provided cash of $80,260 from the issuance of common shares for stock options exercised and interest received, which was offset by cash used for payment of withholding taxes for restricted stock units (“RSU”s) issued and exercised, interest paid and repayment of leases, as compared to $147,554,606 for the same period last year from proceeds on issuance of common shares, proceeds from the issuance of common shares for warrants and stock options exercised, interest received and lease payments received for net investment in sublease, which was offset by cash used for interest paid and repayment of leases and shareholder loan.

Trends and Uncertainties

Due to our short operating history, except as noted below, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

Transactions with Related Parties

In addition to the amounts or arrangements disclosed herein, the following transactions with related parties have occurred.

Related party balances

The following amounts are due to related parties:

	March 31	December 31,
	2022	2021
Due to related party	$56,250	$743,100

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	March 31	March 31
	2022	2021
Salary	$837,388	$359,125
Director fees	156,461	75,697
Stock-based compensation	992,980	560,320
	$1,986,829	$995,142

Incentive Stock Options

We granted an aggregate of 711,306 stock options during the three months ended March 31, 2022. The following table represents the number of stock options that are outstanding as at March 31, 2022.

Date of Grant	Number of Options	Price Per Option		Expiry Date
13-Aug-15	81,818	CAD $	0.30	13-Aug-22
9-Dec-15	321,591	CAD $	0.80	9-Dec-22
7-Mar-16	12,500	CAD $	0.80	7-Mar-23
17-Feb-17	40,214	CAD $	2.00	17-Feb-24
8-Aug-17	40,000	CAD $	2.00	8-Aug-24
5-Jan-18	107,500		$9.60	5-Jan-25
30-Nov-18	193,629		$5.00	30-Nov-23
19-Mar-19	1,035,000		$3.40	19-Mar-26
24-Jun-19	700,000		$2.62	25-Jun-22
4-Aug-19	1,250,000		$2.45	4-Aug-26
9-Aug-19	75,000		$2.53	9-Aug-26
6-Dec-19	2,405,000		$1.91	6-Dec-26
22-Jul-20	1,034,498		$3.41	22-Jul-27
11-Nov-20	190,000		$3.77	11-Nov-27
11-Jan-21	105,000		$7.23	11-Jan-28
17-Feb-21	110,000		$7.75	17-Feb-28
1-May-21	30,000		$4.15	1-May-28
1-May-21	750,000		$4.15	1-May-31
15-Jul-21	80,000		$3.55	15-Jul-28
10-Nov-21	378,432		$3.56	10-Nov-28
29-Nov-21	750,000		$3.01	29-Nov-28
29-Nov-21	750,000		$3.01	29-Nov-31
26-Jan-22	550,000		$1.91	26-Jan-32
2-Feb-22	161,306		$2.13	2-Feb-29

Subsequent Events

Subsequent to March 31, 2022, the Company granted 624,629 stock options to employee with vesting period over 36 months.

Critical Accounting Policies and Estimates

Critical accounting policies; the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments; are outlined under “Critical Accounting Policies and Estimates” in the Company’s Annual Report on Form 20-F. This section should be read in conjunction with the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2021 as filed on EDGAR on March 22, 2022.

Statement of compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Basis of preparation

Our interim condensed consolidated financial statements have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value, and vehicles inventory which are measured at net realizable value. The Company’s functional and presentation currency is USD.

Consolidation

Our interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: EMV Automotive USA Inc., from the date of incorporation of January 22, 2018; InterMeccanica, from the date of its acquisition on October 18, 2017; EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019; SOLO EV, LLC, from the date of its formation on November 22, 2019; and ElectraMeccanica USA LLC, from the date of its formation on March 19, 2021. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future.  The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated fair value measurements for financial instruments and share-based payments.

The COVID-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of the financial statements.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment from the Company in completing its consolidated financial statements include:

●	the assessment of the Company’s ability to continue operations and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments; and
●	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Revenue from contracts with customers

Sales of electric vehicles

Revenues from selling SOLO EVs is recognized when the Company has transferred control to the customer which generally occurs upon delivery and transfer of ownership.  Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Customers usually pay consideration prior to the transfer of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications. The Company recognizes costs for general estimated warranties costs on SOLO EVs at the time products are sold to customers. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers. As of March 31, 2022 and December 31, 2021, $nil warranty provision is recognized based on management’s estimate.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

We are exposed in varying degrees to a variety of financial instrument related risks. Our Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from major financial institutions with high credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March 31, 2022:

		Between one	More than five
At March 31, 2022	Within one year	and five years	Years
Trade payables	$1,738,255	$—	$—
Accrued liabilities	3,281,535	—	—
Due to related parties	56,250	—	—
Lease liabilities	574,294	1,895,172	554,528
DSU liabilities	—	150,643	—
	$5,650,334	$2,045,815	$554,528

		Between one	More than five
At December 31, 2021	Within one year	and five years	Years
Trade payables	$1,249,861	$—	$—
Accrued liabilities	4,817,820	—	—
Due to related parties	743,100	—	—
Lease liabilities	392,279	867,757	627,235
DSU liabilities	—	53,362	—
	$7,203,060	$921,119	$627,235

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in CAD while its functional currency is the USD. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of the USD equivalent of financial assets and liabilities that are denominated in CAD:

	March 31	December 31
	2022	2021
Cash and cash equivalents	$683,268	$2,867,716
Restricted cash	82,104	81,176
Receivables	75,843	242,953
Lease liabilities	(1,056,804)	(1,429,629)
Trade payables and accrued liabilities	(993,240)	(1,321,940)
	$(1,208,829)	$440,276

Based on the above net exposures, as at March 31, 2022, a 10% change in the USD to the Canadian dollar exchange rate would impact the Company’s net loss by $151,141 (March 31, 2021: $174,895).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of 12 months or less and are therefore exposed to interest rate fluctuations on renewal. A 0.1% increase in market interest rates would decrease the Company’s net loss of $46,119 for the three months ended March 31, 2022 (March 31, 2021 - $133,000).

Classification of financial instruments

Financial assets included in our consolidated statements of financial position are as follows:

	March 31,	December 31,
	2022	2021
Amortized cost:
Cash and cash equivalents	$194,667,632	$221,928,008
Restricted cash	292,604	291,676
Receivables	81,757	129,068
	$195,041,993	$222,348,752

Financial liabilities included in our consolidated statements of financial position are as follows:

	March 31,	December 31,
	2022	2021
Non-derivative financial liabilities at amortized cost:
Trade payable and accrued liabilities	$5,076,040	$6,810,781
Lease liabilities	3,023,994	1,887,271
Derivative financial liabilities at fair value through profit or loss:
Derivative liability	219,421	244,565
	$8,319,455	$8,942,617

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liability which is measured at fair value, approximates their carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at March 31, 2022 consisted of the derivative liabilities, which include non-transferrable warrants and deferred stock units (“DSU”s). The fair value of DSUs is classified as level 1, and the fair value of the non-transferrable warrants are classified as level 2 in the fair value hierarchy.

The fair value of the derivative liabilities relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. At March 31, 2022, if the volatility used was increased by 10% the impact would be an increase to the derivative liabilities of $27,540 (March 31, 2021 - $468,482) with a corresponding increase in loss and comprehensive loss.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report, being March 31, 2022. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2022.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting in the three months ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

Other than as set forth below, we are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, affiliates or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

On April 25, 2022, we filed a civil complaint against Solo Advanced Vehicle Technologies, Inc. (the “Defendant”) in the Federal District Court for the Eastern District of Michigan alleging trademark infringement in violation of Section 43(a) of the Federal Trademark Act, as well as violation of the Michigan Consumer Protection Act, as a result of the Defendant’s knowing and willful violation of our rights in the distinctive trademark, SOLO (the “Mark”), caused by Defendant’s use in commerce of a trademark confusingly similar to our distinctive Mark.

We manufacture, sell and distribute electric vehicles under the SOLO Mark.  We have established valuable and enforceable rights in the Mark through bona fide and continuous use of the Mark in commerce and related advertising.  In addition, we have obtained federal trademark registration of the Mark (USPTO registration no. 6644894 and also USPTO registration no. 6486423).  The Mark symbolizes our goodwill and is an intangible asset of substantial commercial value.  We have never authorized the Defendant to use the Mark and previously contacted the Defendant requesting that Defendant cease and desist from its infringing use of our SOLO Mark.  The Defendant declined to cease its infringing use of SOLO in conjunction with electric vehicles and persists in its unlawful use of our Mark by actively using the SOLO Mark in advertising its business.  We assert that the Defendant’s violation of the foregoing statutes has irreparably damaged us and we have no adequate remedy at law, and unless enjoined, Defendant will continue the infringing use, further injuring us and the public.

We seek the following relief:

1.

Enjoin and restrain Defendant, its agents, servants, affiliates, employees, attorneys, and all person in active concert or participation with any of them, from in engaging in any of the following acts:

a.

using without authorization our SOLO Mark or any other name, logo, mark or design that is confusingly or deceptively similar to the Mark, either alone or in conjunction with other words or symbols, as a part of any trademark, service mark, logo, trade name, corporate name, assumed name, domain name, on or in relation to any goods or services offered by Defendant, or in any manner;

b.	using the word “solo” in any form or manner that would tend to identify or associate Defendant or its business or services with us;
2.

Require Defendant to destroy all literature, signs, labels, prints, packages, wrappers, containers, advertising materials, internet content, metadata, stationary, software, URL and any other items in its possession or control which contain the infringing mark or any term confusingly or deceptively similar to the Mark;

3.

Require Defendant to file with the Court and to serve on us, within 30 days after the entry of an injunction, a report in writing, under oath, setting forth in detail the manner and form in which Defendant has complied with the injunction;

4.

Require Defendant to pay to us for damages an amount yet to be determined to compensate us for all damages sustained, plus interest, and require with respect to damages resulting from infringement of the Mark or from unfair competition under the Lanham Act and that such damages be trebled pursuant to 15 U.S.C. §1117;

5.	Require Defendant to account for any pay to us all the profits derived by Defendant resulting from its use of our Mark, including any domain names confusingly similar to or containing the Mark;
6.	Award us the costs of suit and our reasonable attorneys’ fees in accordance with 15 U.S.C. §1117 and Michigan law;
7.	Award prejudgment interest on all liquidated sums; and
8.	Award such other and further relief as the Court deems just and proper.

Item 1A. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Quarterly Report, including our financial statements and related notes, before you make an investment decision concerning our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements” herein.

We have not been successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We will require a significant amount of capital to carry out our proposed business plan to develop, manufacture, sell and service electric vehicles; As at March 31, 2022, although the Company has commenced commercial production of the SOLO single seat EV, it is not able to finance day-to-day activities through operations; and there is no assurance that any amount raised will be sufficient to continue to fund operations of our Company.

We incurred a net loss and comprehensive loss of $17,831,537 and $17,837,387, respectively, during the three months ended March 31, 2022, and a net loss and comprehensive loss of $41,326,835 and $41,326,248 respectively, during the year ended December 31, 2021. Although we had cash and cash equivalents and a working capital surplus of $194,667,632 and $215,014,132, respectively, as at March 31, 2022, and of $221,928,008 and $232,454,617, respectively, at December 31, 2021, we believe that we will need significant additional equity financing to continue operations, among other things:

•	we have begun the commercial production of our flagship vehicle, the SOLO, and we expect to incur significant ramp-up in costs and expenses through the launch of the vehicle;
•	we have begun deliveries to customers of our flagship vehicle, the SOLO, in October, 2021;
•

we anticipate that the gross profit generated from the sale of the SOLOs will not be sufficient to cover our operating expenses, and our achieving profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products; and

•	we do not anticipate that we will be eligible to obtain bank loans, or other forms of debt financing, on terms that would be acceptable to us.

We anticipate generating a significant loss for the next fiscal year.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even though we have recently launched the SOLO into commercial production and deliveries, and even if we launch the Tofino, e-Roadster or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2022, and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have begun production and deliveries of our first electric vehicle. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle, our e-Roadster and other intended EVs. The Tofino is still in the early design development stage, and the first commercially-produced SOLOs were delivered to certain of our initial customers commencing in October, 2021 and have continued to deliver to customers and fleets since the October date. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We have a history of operating losses and we expect our operating losses to accelerate and materially increase for the foreseeable future.

We generated a net loss of $17,831,537 for the three months ended March 31, 2022, bringing our accumulated deficit to $169,485,531. Our loss before income taxes for the three months ended March 31, 2022 increased to $17,831,537, as compared to $180,664 for the corresponding period in 2021. We anticipate generating a significant loss for the current fiscal year.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future. We have begun the commercial production and delivery of our flagship vehicle, the SOLO, and we expect to incur significant additional costs and expenses through the launch of the vehicle. Even with the launch of the SOLO into commercial production, and even if we are able to launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2022 and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;
•	develop and equip our manufacturing facility;
•	build up inventories of parts and components for the SOLO, the Tofino, the e-Roadster and other intended EVs;
•	open ElectraMeccanica experiential centers;
•	expand our design, development, maintenance and repair capabilities;
•	develop and increase our sales and marketing activities; and
•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in profits or even revenues, which would further increase our losses.

Our ability to achieve profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products.

We anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses for the foreseeable future. To achieve our operating and strategic goals while remaining competitive, we will, among other things, need to reduce the bill of materials and the per-unit manufacturing cost of the SOLO. We expect the primary factors to contribute to a reduced bill of materials and per unit manufacturing cost to include:

•	continued product development to make the SOLO easier and cheaper to mass produce commercially;
•	our ability to utilize less expensive suppliers and components that meet the requirements for the SOLO;
•	increasing the volume of components that we purchase in order to take advantage of volume-based pricing discounts;
•	improving assembly efficiency;
•	enhancing the automation of our strategic manufacturing partner’s facility to increase volume and reduce labor costs; and
•	increasing our volume to leverage manufacturing overhead costs.

Continued product development is subject to feasibility and engineering risks. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of the SOLO, or reduce our manufacturing efficiency, may prevent us from achieving our desired reduction in manufacturing costs, which would negatively affect our operating results and may prevent us from attaining profitability.

We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

We may require additional capital to carry out our proposed business plan for the next 12 months if our cash on hand and revenues from the sale of our vehicles are not sufficient to cover our cash requirements.

If our cash on hand, revenue from the sale of our vehicles, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings and/or debt instruments. If we are unsuccessful in raising enough funds through such capital-raising efforts we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, may not be available on terms that are acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of future financings may adversely impact your investment.

We may have to engage in common equity, debt or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single-seat electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of, any reduced demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled, single seat electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•

perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general and, in particular, safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;
•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
•	improvements in the fuel economy of the internal combustion engine;
•	the availability of service for electric vehicles;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline;
•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect our battery pack will retain approximately 70% of its ability to hold its initial charge after five years or 45,000 miles, whichever comes first. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology and, in particular, battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled, single seat electric vehicle, and have targeted mainly urban residents of modest means and fleets. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on a third-party for our near-term manufacturing needs.

In October 2017, we entered into a Manufacturing Agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China, which has now been amended on June 23, 2021. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfil its obligations under that Manufacturing Agreement. Zongshen’s ability to fulfil its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. Our Manufacturing Agreement with Zongshen provides that non-performance by either us or Zongshen shall be excused to the extent that such performance is rendered impossible by strike, fire, flood, earthquake or governmental acts, orders or restrictions; provided that either we or Zongshen, as applicable, use commercially reasonable efforts to mitigate the impact of such non-performance. Notwithstanding any such efforts, any such non-performance by either us or Zongshen shall be cause for termination of the Manufacturing Agreement by the other party if the non-performance continues for more than six months. The novel coronavirus (COVID-19) pandemic or measures taken by the Chinese government relating thereto may result in non-performance by Zongshen under our Manufacturing Agreement. If Zongshen is unable to fulfil its obligations or is only able to partially fulfil its obligations under our existing Manufacturing Agreement with them, or if Zongshen either voluntarily or is forced to terminate our agreement with them, either as a result of the coronavirus outbreak, the Chinese government’s measures relating thereto, or otherwise, we will not be able to produce or sell our SOLO vehicle in the volumes anticipated and on the timetable that we anticipate, if at all.

The Chinese government exerts substantial influence over the manner in which Chinese companies conduct their business activities. China is experiencing substantial problems with environmental pollution and energy consumption. Efforts by the Chinese government to control pollution and energy consumption are making it harder for Chinese factories to operate. Our Chinese manufacturers are subject to multiple laws governing environmental protection, as well as standards set by the relevant governmental authorities. It is possible that Chinese national, provincial and local governmental agencies will adopt stricter environmental and consumption controls. There can be no assurance that future changes in Chinese laws and regulations will not impose costly compliance requirements on our Chinese manufacturers or otherwise adversely affect their business activities, which in turn could increase the costs associated with operating our business or otherwise adversely affect our financial condition and operating results.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries and, on March 11, 2020, the World Health Organization declared

COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole.

During March 2022, some of our suppliers have suspended production due to recent COVID-19 outbreak and lockdowns in Shanghai, China, which will delay SOLO production plan for 2nd quarter of 2022.

It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent months. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

We do not currently have all arrangements in place that are required to allow us to fully execute our business plan.

To sell our vehicles as envisioned we will need to enter into certain additional agreements and arrangements that are not currently in place. These include entering into agreements with distributors, arranging for the transportation of the commercially-produced SOLOs to be delivered pursuant to our Manufacturing Agreement with Zongshen and obtaining battery and other essential supplies in the quantities that we require. If we are unable to enter into such agreements, or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Kevin Pavlov, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Joseph Mitchell, our Chief Operating Officer, Kim Brink, our Chief Revenue Officer and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire suitable replacements. We have obtained “key person” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our Company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Tofino or any future model EV satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we are unable to reduce and adequately control the costs associated with operating our business, including costs associated with manufacturing, sales, materials, transportation and logistics, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling, transporting, distributing and servicing our electric vehicles relative to their selling prices, or if we experience significant increases in these costs and are unable to raise our prices to offset such increases, our operating results, gross margins, business and prospects could be materially and adversely impacted. Further, since our preorder vehicles are at fixed sales prices, if we experience significant increases in costs associated with operating our business, our profitability from these pre-order vehicles may be negatively impacted absent the flexibility to increase such sales prices.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. With the e-Roadster, we are in the prototype phase, and with the Tofino, we are still in early design development phase, whereby the similar evaluations are further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service and warranty requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We have very limited experience servicing our vehicles. We have begun production of the SOLO vehicles and began deliveries during the last quarter of 2021. The total number of production SOLOs that we have produced as at March 31, 2022 is 461. The total number of SOLOs that we have produced as pre-production as of March 31, 2022 is 124 (64 from Canada and 60 from Zongshen). Throughout its history, our subsidiary, InterMeccanica, has produced approximately 2,500 cars, which include providing after sales support and servicing. We only have limited experience servicing the SOLO as a limited number of SOLOs have been produced. Servicing electric vehicles on a mass scale is different than servicing electric vehicles and vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques on a mass scale.  On October 14, 2021, we announced our strategic agreement with Robert Bosch LLC (“Bosch”) to establish a service network of independent automobile repair shops approved by Bosch (the “Bosch Car Service Network”). The Bosch Car Service Network will support service and maintenance operations for ElectraMeccanica’s flagship SOLO EV beginning with commercial launch locations throughout the western United States and then expanding throughout the rest of the United States.

In addition, we offer a limited warranty for three years or 36,000 miles for the SOLO and limited warranty up to five years or 45,000 miles for the battery.  For additional information on the warranty information please visit https://www.electrameccanica.com/warranty/.

We may not succeed in establishing, maintaining and strengthening the ElectraMeccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the ElectraMeccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the ElectraMeccanica brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber and non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•

the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our SOLO and the Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO, e-Roadster and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

We rely upon independent third-party transportation providers for our vehicle shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for our vehicle shipments. Our utilization of these delivery services for shipments is subject to risks which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, and inclement weather. In addition, we are subject to increased shipping costs when fuel prices increase and due to other economic factors affecting supply and demand within the transportation industry. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs and may impact our overall profitability.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives that are offered to purchasers of EVs or persons installing home charging stations, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;
•	forecasting production and revenue;
•	controlling expenses and investments in anticipation of expanded operations;
•	establishing or expanding design, manufacturing, sales and service facilities;
•	implementing and enhancing administrative infrastructure, systems and processes;
•	addressing new markets; and
•	establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians, for our electric vehicles. Competition for individuals with experience in designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a Manufacturing Agreement with Zongshen to produce SOLO vehicles. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or that of Zongshen or our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims.  Any lawsuit seeking significant monetary damages either in excess of our coverage or outside of our coverage may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or
•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and some of our executive officers and a large number of our directors reside outside the United States.

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia). Two of our five executive officers, our auditor and four of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and any experts named in this Quarterly Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We are vulnerable to an ongoing trade dispute between the United States and China

The existing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the previous U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion on goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate, or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the suggested retail purchase price for our SOLO will be US$18,500. As the landscape for tariffs involving imports to the United States from the PRC has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed the Phase 1 Trade Agreement which came into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the PRC is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the Manufacturing Agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own a large controlling percentage of our common shares.

As of May 12, 2022, our executive officers and directors beneficially owned, in the aggregate, approximately 10.07% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants, stock options, RSUs and DSUs which have vested. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of our outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 12,242,648  options and 7,108,021  warrants outstanding as of May 12, 2022. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the common shares you have or acquire could be diluted as well. As a result, the market value of our common shares could significantly decrease as well.

Issuances of our preferred stock may adversely affect the rights of the holders of our common shares and reduce the value of our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock and, without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of common shares. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have no present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common shares and reduce the value of our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in August 2018, and before that it had been trading on the OTCQB in September 2017. The historical volume of trading has been low (within the past year, the fewest number of our shares that were traded on the Nasdaq Capital Market was 28,706 shares daily), and the share price has fluctuated significantly (since trading began on the Nasdaq Capital Market our closing price has been as low as US$0.91 and as high as US$10.81). The share price for our common shares could decline due to the impact of any of the following factors:

•	sales or potential sales of substantial amounts of our common shares;
•	announcements about us or about our competitors;
•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;
•	conditions in the automobile industry;
•	governmental regulation and legislation;
•	variations in our anticipated or actual operating results;
•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
•	change in general economic trends; and
•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for automobile companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares regardless of our actual operating performance.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

Financial Industry Regulation Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our common shares, have an adverse effect on the market for our common shares and, thereby, depress their market prices.

Our common shares have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your common shares to raise money or otherwise desire to liquidate your shares.

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on the Nasdaq Capital Market in August 2018, the volume of our common shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares may not develop or be sustained.

Volatility in our common shares or warrant price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share or warrant prices may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

This Quarterly Report was included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. Please see the other exhibits to such Form 6-K, which are incorporated by reference herein.

ElectraMeccanica Vehicles Corp.

Interim Condensed Consolidated Financial Statements

March 31, 2022 and 2021 (Unaudited)

Expressed in United States Dollars

ElectraMeccanica Vehicles Corp.
Interim Condensed Unaudited Consolidated Statements of Financial Position

(Expressed in United States dollars)

	Note	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$194,667,632	$221,928,008
Receivables		157,600	372,021
Prepaid expenses	3	20,258,902	14,428,117
Inventory	4	6,248,482	3,580,450
		221,332,616	240,308,596
Non-current assets
Restricted cash		292,458	291,676
Long-term deposit	5	1,933,752	1,161,000
Plant and equipment	6	11,267,993	10,123,887
Goodwill and other intangible assets		964,557	965,539
TOTAL ASSETS		$235,791,376	$252,850,698
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	5,076,040	6,810,781
Customer deposits		516,125	489,040
Construction contract liability		152,025	161,879
Current portion of lease liabilities	8	574,294	392,279
		6,318,484	7,853,979
Non-current liabilities
Derivative liabilities[1]	9	219,421	244,565
Lease liabilities	8	2,449,700	1,494,992
Deferred revenue		119,253	119,253
TOTAL LIABILITIES		9,106,858	9,712,789
EQUITY
Share capital	10	372,849,275	372,278,512
Deficit		(169,485,531)	(151,653,994)
Reserves		23,320,774	22,513,391
TOTAL EQUITY		226,684,518	243,137,909
TOTAL LIABILITIES AND EQUITY		$235,791,376	$252,850,698

Nature and continuance of operations (Note 1)

Commitments (Note 18)

On behalf of the Board of Directors

/s/ Kevin Pavlov	/s/ Bal Bhullar
Director	Director

Footnote: The warrant derivative liabilities included in derivative liabilities are valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 9.

The accompanying notes are an integral part of these interim condensed unaudited consolidated financial statements

ElectraMeccanica Vehicles Corp.

Interim Condensed Unaudited Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

		Three Months Ended
		March 31,	March 31,
	Note	2022	2021
Revenue		$1,038,643	$183,589
Cost of revenue		2,942,136	215,606
Gross loss		(1,903,493)	(32,017)
Operating expenses
General and administrative expenses	11	8,613,117	4,535,976
Research and development expenses	12	4,671,100	2,293,181
Sales and marketing expenses	13	2,916,338	2,073,187
		16,200,555	8,902,344
Operating loss		(18,104,048)	(8,934,361)
Other items
Interest income		(37,481)	(81,742)
Changes in fair value of derivative liabilities	9	(98,281)	(8,672,615)
Other Income		(42,409)	(11,500)
Foreign exchange (gain)/loss		(94,340)	12,160

Loss before taxes and Net loss		(17,831,537)	(180,664)

Other comprehensive loss		(5,850)	(7,859)

Comprehensive Loss		$(17,837,387)	$(188,523)
Loss per share – basic and fully diluted		$(0.15)	$(0.00)
Weighted average number of shares outstanding – basic and fully diluted		118,451,752	103,588,472

The accompanying notes are an integral part of these interim condensed unaudited consolidated financial statements

ElectraMeccanica Vehicles Corp.

Interim Condensed Unaudited Consolidated Statements of Changes in Equity

(Expressed in United States dollars)

		Share capital			Foreign
			Amount net of	Share-based	Currency
		Number of	share issue	payment	Translation
	Note	shares	cost	reserve	Reserve	Deficit	Total
Balance at December 31, 2020		89,309,563	$12,058,836	$16,446,400	$4,501,213	$(110,327,159)	$122,679,290
Effect of change in functional currency			(14,539,226)	—	—	—	(14,539,226)
Balance at January 1, 2021		89,309,563	197,519,610	16,446,400	4,501,213	(110,327,159)	108,140,064
Shares issued for cash		20,365,495	142,493,563	—	—	—	142,493,563
Shares issued pursuant to exercise of warrants		2,195,640	16,802,299	(1,164)	—	—	16,801,135
Shares issued pursuant to exercise of options		1,058,724	727,253	(277,794)	—	—	449,459
Stock-based compensation		—	—	1,462,866	—	—	1,462,866
Net loss for the period		—	—	—	—	(180,664)	(180,664)
Foreign currency translation reserve		—	—	—	(7,859)	—	(7,859)
Balance at March 31, 2021		112,929,422	357,542,725	17,630,308	4,493,354	(110,507,823)	269,158,564

Balance at December 31, 2021		117,338,964	372,278,512	18,011,591	4,501,800	(151,653,994)	243,137,909
Shares issued pursuant to exercise of options		1,245,455	346,206	(50,690)	—	—	295,516
Shares issued pursuant to exercise of RSU		27,077	224,557	(245,343)	—	—	(20,786)
Stock-based compensation	10	—	—	1,109,266	—	—	1,109,266
Net loss for the period		—	—	—	—	(17,831,537)	(17,831,537)
Foreign currency translation reserve		—	—	—	(5,850)	—	(5,850)
Balance at March 31, 2022		118,611,496	$372,849,275	$18,824,824	$4,495,950	$(169,485,531)	$226,684,518

The accompanying notes are an integral part of these interim condensed unaudited consolidated financial statements

ElectraMeccanica Vehicles Corp.

Interim Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Three Months Ended
	March 31,	March 31,
	2022	2021
Operating activities
Net loss for the period	$(17,831,537)	$(180,664)
Adjustments for:
Amortization	1,265,378	911,829
Stock-based compensation expense	1,182,403	1,462,866
Interest income	(37,481)	(81,742)
Inventory provision	1,451,336	—
Changes in fair value of derivative liabilities	(98,281)	(8,672,615)
Changes in non-cash working capital items:
Receivables	214,421	(107,968)
Prepaid expenses and deposit	(6,469,784)	(8,041,770)
Inventory	(4,119,368)	5,861
Trade payables and accrued liabilities	(1,839,930)	(303,496)
Customer deposits and construction contract liability	17,231	58,538
Net cash flows used in operating activities	(26,265,612)	(14,949,161)
Investing activities
Investments in restricted cash	(782)	(843)
Expenditures on plant and equipment	(1,068,392)	(1,681,789)
Net cash flows used in investing activities	(1,069,174)	(1,682,632)
Financing activities
Interest income received	86,245	68,376
Interest income received from net investment in sublease	—	846
Interest paid on lease payments	(48,764)	(35,171)
Repayment of leases	(231,951)	(163,049)
Payment received for net investment in sublease	—	14,154
Proceeds on issuance of common shares – net of issue costs	—	142,493,563
Payment for RSU settlement	(20,786)	—
Proceeds from issuance of common shares for options exercised	295,516	449,459
Proceeds from issuance of common shares for warrants exercised	—	4,726,428
Net cash flows from financing activities	80,260	147,554,606
Increase/(decrease) in cash and cash equivalents	(27,254,526)	130,922,813
Effect of exchange rate changes on cash	(5,850)	(7,859)
Cash and cash equivalents, beginning	221,928,008	129,450,676
Cash and cash equivalents, ending	$194,667,632	$260,365,630

The accompanying notes are an integral part of these consolidated financial statements

1.            Nature and continuance of operations

ElectraMeccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles (“EV”s).

The head office and principal address of the Company are located at 8057 North Fraser Way, Burnaby, BC, V5J 5M8. Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

These consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The Company’s principal activity is the development and manufacture of EVs. As at March 31, 2022, although the Company has commenced commercial production of the SOLO single seat EV, it is not able to finance day-to-day activities through operations. The Company’s continuation is dependent upon the successful results from its electric vehicle manufacturing activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company has begun production and commenced commercial deliveries of its first SOLO EV in October 2021.

It is anticipated that significant additional funding will be required. Management primarily intends to finance its operations over the next 12 months through sales of the SOLO, private placements and/or public offerings of equity/debt capital.

2.            Significant accounting policies and basis of preparation

The consolidated financial statements were authorized for issue on May 11, 2022 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting on a basis consistent with those followed in the most recent annual consolidated financial statements for the year ended December 31, 2021.

These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value and vehicles inventory which are measured at net realizable value. As at March 31, 2022, the Company’s functional and presentation currency is United States dollars (“USD”).

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., from the date of its incorporation on January 22, 2018, Intermeccanica International Inc. (“InterMeccanica”), from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019, SOLO EV, LLC, from the date of its incorporation on November 22, 2019, and ElectraMeccanica USA, LLC, from the date of its incorporation on March 19, 2021. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated fair value measurements for financial instruments and share-based payments.

The Covid-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of the financial statements.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment from the Company in completing its consolidated financial statements include:

-	the assessment of the Company’s ability to continue operations and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

3.            Prepaid expenses

	March 31,	December 31,
	2022	2021
Solo deposit	$11,595,202	$4,734,914
Battery cell deposit	5,446,606	6,121,372
Battery deposit	100,207	100,207
Parts deposit	397,872	227,366
Prepaid insurance	1,503,969	2,027,001
Prepaid rent and security deposit	480,188	444,976
Other prepaid expenses	734,858	772,281
	$20,258,902	$14,428,117

4.            Inventory

	March 31, 2022	December 31, 2021
Parts and battery	$1,593,847	$906,505
Work in progress	148,194	128,424
Vehicles	7,645,072	4,232,736
Inventory provision	(3,138,631)	(1,687,215)
	$6,248,482	$3,580,450

For the three months ended March 31, 2022, the amount of $1,451,336 of inventory write-down has been recognized as an expense (March 31, 2021 - $Nil). This is recognized in cost of revenue.

5.            Long-term deposit

	March 31,	December 31,
	2022	2021
Security deposit	$1,161,000	$1,161,000
Deposit for facility construction and equipment	772,752	—
	$1,933,752	$1,161,000

During the year ended December 31, 2021, the Company entered into a long-term lease agreement for its Mesa assembly facility which expires on August 31, 2032. As of March 31, 2022, a security deposit of $1,161,000 (December 31, 2021 - $1,161,000) was made under the lease agreement.

As of March 31, 2022, a deposit amount of $772,752 (December 31, 2021 - $Nil) was made for purchasing of equipment and Mesa facility construction.

6.            Plant and equipment

		Computer
	Furniture	hardware				Production
	and	and		Leasehold	Right-of-	tooling
	equipment	software	Vehicles	Improvements	use assets	and molds	Total
Cost:
December 31, 2020	$477,823	$421,198	$1,384,597	$435,376	$1,660,098	$7,613,969	$11,993,061
Additions	448,918	584,307	1,816,568	1,124,818	1,575,434	387,260	5,937,305
Disposal	—	(1,971)	(894,316)	—	—	—	(896,287)
Foreign exchange translation difference	689	41	—	482	2,520	—	3,732
December 31, 2021	927,430	1,003,575	2,306,849	1,560,676	3,238,052	8,001,229	17,037,811
Additions	51,116	135,198	469,891	18,306	1,710,225	626,313	3,011,049
Disposal	—	—	(363,079)	—	(524,568)	—	(887,647)
Foreign exchange translation difference	1,559	59	—	714	(657)	—	1,675
March 31, 2022	980,105	1,138,832	2,413,661	1,579,696	4,423,052	8,627,542	19,162,888

Amortization:
December 31, 2020	309,321	198,331	294,672	273,756	732,764	893,909	2,702,753
Additions	97,760	249,754	340,621	116,105	767,293	2,675,815	4,247,348
Disposal	—	(219)	(38,022)	—	—	—	(38,241)
Foreign exchange translation difference	985	38	—	455	586	—	2,064
December 31, 2021	408,066	447,904	597,271	390,316	1,500,643	3,569,724	6,913,924
Additions	37,690	89,038	175,952	57,995	228,113	675,608	1,264,396
Disposal	—	—	(86,853)	—	(198,623)	—	(285,476)
Foreign exchange translation difference	1,511	59	—	709	(228)	—	2,051
March 31, 2022	$447,267	$537,001	$686,370	$449,020	$1,529,905	$4,245,332	$7,894,895

Net book value:
December 31, 2021	$519,364	$555,671	$1,709,578	$1,170,360	$1,737,409	$4,431,505	$10,123,887
March 31, 2022	$532,838	$601,831	$1,727,291	$1,130,676	$2,893,147	$4,382,210	$11,267,993

During the three months ended March 31, 2022, vehicles with cost of $363,079 and accumulated depreciation of $86,853 were transferred to R&D usage. During the three months ended March 31, 2022, the Company derecognized right-of-use assets with cost of $524,568 and accumulated depreciation of $198,623 due to the decision to not exercise the renewal option for two leases upon expiry.

During the three months ended March 31, 2022, the Company entered into a lease agreement for a storage and distribution premise in California for $25,711 a month for period of five years. As a result, the Company recognized right-of-use asset of $1,299,744 at the inception of the lease.

During the three months ended March 31, 2022, the Company renewed an existing lease agreement for a kiosk location in Arizona for $12,500 a month for period of 33 months. As a result, the Company recognized right-of-use asset of $410,481 at the inception of the lease.

7.            Trade payables and accrued liabilities

	March 31,	December 31,
	2022	2021
Trade payables	$1,738,255	$1,249,861
Due to related parties (Note 15)	56,250	743,100
Accrued liabilities	3,281,535	4,817,820
	$5,076,040	$6,810,781

8.            Lease liabilities

The Company leases buildings for its engineering center and head office and, warehouse spaces and kiosk locations to promote vehicle sales. These leases generally span a period of one to five years.

The Company incurred $388,920 of lease expenses for the three months ended March 31, 2022 (March 31, 2021 - $162,755), for short-term leases and low-value leases which are not included in the measurement of lease liabilities.

The following tables reconcile the change in the lease liabilities and disclose a maturity analysis of the lease liabilities for the three months ended March 31, 2022 and the year ended December 31, 2021:

Balance as at December 31, 2020	$1,075,773
Lease addition	1,575,434
Accretion of lease liability	144,975
Repayment of principal and interest	(908,911)
Balance as at December 31, 2021	$1,887,271
Lease addition	1,710,226
Accretion of lease liability	48,820
Repayment of principal and interest	(265,890)
Lease modification	(356,433)
Balance as at March 31, 2022	$3,023,994

During the three months ended March 31, 2022, the Company entered into a lease agreement for a storage and distribution premise in California for $25,711 a month for period of five years and renewed an existing lease agreement for a kiosk location in Arizona for $12,500 a month for period of 33 months. See Note 6 for disclosures on lease addition.

During the three months ended March 31, 2022, the Company entered into a lease agreement for a storage and distribution premise in California for $25,711 a month for period of five years. See Note 6 for disclosures on lease additions.

During the three months ended March 31, 2022, the Company decided to not exercise its renewal options for two existing lease agreements expiring on July 31, 2022. The Company derecognized lease liabilities of $356,433 and right-of-use assets of $325,945, and recorded a gain of $30,488 on disposal which is included in the other income in the consolidated statements of loss and comprehensive loss.

			Present value of
	Future minimum		minimum lease
At March 31, 2022	lease payments	Interest	payments
Less than one year	$828,435	$254,141	$574,294
Between one and five years	2,374,561	479,389	1,895,172
More than five years	635,620	81,092	554,528
	$3,838,616	$814,622	$3,023,994
Current portion of lease liabilities			574,294
Non-current portion of lease liabilities			$2,449,700

9.            Derivative liabilities

a) Warrants

The exercise price of certain warrants is denominated in CAD, however the functional currency of the Company is USD. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements.  The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as derivative liabilities and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of loss and comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of loss and comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants (see Note 10 for further information on warrants issued and outstanding).

A reconciliation of the changes in fair values of the warrants derivative liabilities for the three months ended March 31, 2022 and the year ended December 31, 2021 is below:

	March 31,	December 31,
	2022	2021
Balance, beginning	$191,203	$17,899,855
Decrease of derivative liabilities for warrants priced in USD per change in functional currency	—	(17,899,855)
Recognize of derivative liabilities for warrants priced in CAD per change in functional currency	—	32,439,081
Warrants exercised	—	(13,327,450)
Changes in fair value of derivative liabilities	(122,425)	(18,920,428)
Balance, ending	$68,778	$191,203

The fair value of the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model.

b) Deferred Stock Units

Deferred Stock Units (“DSU’s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Stock Incentive Plan. During the year ended December 31, 2021, the Company changed the settlement intention by allowing the holders of the DSUs to settle the DSUs in cash or common shares. As a result, the entire DSU balance was reclassified from equity to DSU liability.

During the three months ended March 31, 2022, the Company issued 9,375 DSUs, which will vest over one year.

At each reporting date, between the grant and settlement dates of DSUs, the fair value of the liability is re-measured with any changes in fair value recognized in net income (loss) for the period. The entire DSU balance is presented in long-term liabilities.

The changes in DSUs during the three months ended March 31, 2022 are as follows:

	Number of
	DSU	Amount
Balance, December 31, 2021	84,581	$53,362
Issuance	9,375	—
Stock-based compensation expense	—	73,136
Changes in fair value of derivative liabilities	—	24,144
Balance, March 31, 2022	93,956	$150,643

10.            Share capital

Authorized share capital

Unlimited number of common shares without par value.

At March 31, 2022, the Company had 118,611,496 issued and outstanding common shares (December 31, 2021 – 117,338,964).

On September 30, 2021, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell additional common shares having an aggregate offering price of up to $200,000,000 through the Agents (the “September Sales Agreement”).

In accordance with the terms of the September Sales Agreement, the Company may offer and sell common shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The common shares may be offered and sold by any method permitted by law deemed to be an “at the market” offering (the “ATM Offering”) as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market on any other existing trading market for the common shares, and, if expressly authorized by the Company, in negotiated transactions. During the three month ended March 31, 2022, the Company issued Nil common shares under the September Sales Agreement.

During the three months ended March 31, 2022, the Company issued 1,245,455 common shares at CAD$0.30 per share for gross proceeds of CAD$373,637 (USD$297,564) pursuant to the exercise of certain stock options by a director.

During the three months ended March 31, 2022, the Company issued 27,077 common shares pursuant to the settlement of 38,682 RSUs upon retirement of an executive.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the three months ended March 31, 2022 was based on the net loss attributable to common shareholders of $17,831,537 (March 31, 2021 - $180,664) and the weighted average number of common shares outstanding of 118,451,752 (March 31, 2021 – 103,588,472). Fully diluted loss per share did not include the effect of 11,141,488 stock options (March 31, 2021 – 12,272,424), 7,158,021 warrants (March 31, 2021 – 12,518,402), 93,956 DSUs (March 31, 2021 – 44,623) and 522,385 RSUs (March 31, 2021 – 507,829) as the effect would be anti-dilutive.

Stock options

The Company adopted its 2020 Stock Incentive Plan (the “Stock Incentive Plan”) on July 9, 2020, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company certain stock-based compensation awards including non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such stock options may be exercisable for a period of up to 10 years from the date of grant. Stock options may be exercised no later than 90 days following cessation of the optionee’s position with the Company unless any exercise extension has been approved in advance by the Plan Administrator.

Stock options granted may vest based on terms and conditions set out in the stock option agreements themselves. On exercise, each stock option allows the holder to purchase one common share of the Company or to exchange common share of the Company without cash payment for the number of common shares calculated by a formula as set forth in the stock option agreement.

The changes in stock options during the three months ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average exercise	Number of	average
	options	price	options	exercise price
Options outstanding, beginning	11,974,300	$2.73	13,008,364	$2.14
Options granted	711,306	1.96	3,217,378	3.94
Options exercised	(1,245,455)	0.30	(3,785,174)	1.58
Options forfeited/expired/cancelled	(288,663)	4.93	(466,268)	2.85
Options outstanding, ending	11,151,488	$2.90	11,974,300	$2.73

Details of stock options outstanding as at March 31, 2022 were as follows:

			Number of
	Weighted average	Number of options	options
Exercise price	contractual life	outstanding	exercisable
$0.30 CAD	0.37	81,818	81,818
$0.80 CAD	0.70	334,091	334,091
$2.00 CAD	2.06	80,214	80,214
$1.91	5.15	2,955,000	2,374,445
$2.13	6.85	161,306	43,685
$2.45	4.35	1,250,000	1,250,000
$2.53	4.36	75,000	75,000
$2.62	1.48	700,000	700,000
$3.01	8.17	1,500,000	-
$3.40	3.97	1,035,000	1,035,000
$3.41	5.31	1,034,498	689,503
$3.55	6.30	80,000	19,467
$3.56	6.62	378,432	135,979
$3.77	6.41	190,000	131,672
$4.15	8.98	780,000	492,915
$5.00	1.67	193,629	193,629
$7.23	5.79	105,000	56,882
$7.75	5.89	110,000	57,296
$9.60	2.68	107,500	107,500
		11,151,488	7,859,096

The weighted average grant date fair value of stock options granted during the three months ended March 31, 2022 was $0.91 (March 31, 2021 - $3.53).

During the three months ended March 31, 2022, the Company recognized stock-based compensation expense of $905,522 (March 31, 2021 - $1,195,946) for stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company or to exchange common share of the Company without cash payment for the number of common shares calculated by the formula set forth in the warrant agreement.

The changes in warrants during the three months ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
Warrants outstanding, beginning	7,402,021	$5.23	15,070,883	$4.01
Warrants exercised	—	—	(4,270,005)	3.34
Warrants expired	(244,000)	4.00	(3,398,857)	4.66
Warrants outstanding, ending	7,158,021	$5.27	7,402,021	$5.23

At March 31, 2022, all warrants outstanding were exercisable. Details of warrants outstanding as at March 31, 2022 are as follows:

	Weighted average	Number of warrants
Exercise Price	contractual life	outstanding
Non-Transferable Warrants
$4.00 CAD - $16.00 CAD	0.69 years	1,559,765
$2.00 USD - $24.00 USD	1.88 years	1,096,988
Transferable Warrants
$4.25 USD	1.36 years	4,501,268
Warrants outstanding, ending	1.29 years	7,158,021

DSUs

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Stock Incentive Plan. Each DSU will issue one common share of the Company or settle by equivalent cash to the holders of the DSU (Note 9).

The changes in DSUs during the three months ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
		Weighted average		Weighted average
	Number of DSU	fair value	Number of DSU	fair value
DSUs outstanding, beginning	84,581	$3.41	44,623	$3.41
DSUs granted	9,375	3.20	51,468	3.41
DSUs exercised	—	—	(11,510)	3.41
DSUs outstanding, ending	93,956	$3.39	84,581	$3.41

Details of DSUs outstanding as at March 31, 2022 are as follows:

	Weighted	Number of
	average	DSUs	Number of DSUs
Deemed value	contractual life	outstanding	exercisable
$3.39	9.09	93,956	42,888

During the three months ended March 31, 2022, the Company recognized stock-based compensation expense of $73,136 (March 31, 2021 - $Nil) for DSUs granted during the period.

RSUs

RSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Stock Incentive Plan. RSUs are accounted for as equity-settled share-based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the consolidated statements of loss and comprehensive loss over the vesting period.

The changes in RSUs during the three months ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
		Weighted average		Weighted average
	Number of RSU	exercise price	Number of RSU	exercise price
RSUs outstanding, beginning	649,473	$3.42	507,849	$3.44
RSUs granted	—	—	450,442	3.41
RSUs exercised	(38,682)	3.43	(169,283)	3.44
RSUs expired	(88,406)	3.42	(139,535)	3.44
RSUs outstanding, ending	522,385	$3.42	649,473	$3.42

Details of RSUs outstanding as at March 31, 2022 are as follows:

	Weighted	Number of
Deemed value	average	RSUs	Number of RSUs
	contractual life	outstanding	exercisable
$3.42	9.19	522,385	—

During the three months ended March 31, 2022, the Company recognized stock-based compensation expense of $203,745 (March 31, 2021 - $266,920) for RSUs granted during the period.

11.            General and administrative expenses

	Three months ended
	March 31,	March 31,
	2022	2021
Amortization	$1,265,380	$911,829
Consulting fees	630,346	224,074
Insurance	723,192	425,297
Investor relations	310,175	197,962
Office expenses	942,385	281,956
Professional fees	1,164,383	359,253
Rent	264,454	311,802
Salaries	2,256,921	973,249
Share-based compensation expense	1,055,945	850,554
	$8,613,117	$4,535,976

12.            Research and development expenses

	Three months ended
	March 31,	March 31,
	2022	2021
Labor	$3,841,598	$1,611,926
Materials	668,022	339,759
Share-based compensation expense	161,480	341,496
	$4,671,100	$2,293,181

13.            Sales and marketing expenses

	Three months ended
	March 31,	March 31,
	2022	2021
Consulting	$220,540	$87,000
Marketing	1,078,749	983,416
Salaries and benefits	1,652,071	731,955
Share-based compensation expense (recovery)	(35,022)	270,816
	$2,916,338	$2,073,187

14.            Segmented information

The Company operates in two reportable business segments.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

●	Electric Vehicles – development and manufacture of electric vehicles for mass markets; and
●	Custom built vehicles – development and manufacture of high-end custom-built vehicles.

No business segments have been aggregated to form the above reportable business segments.

	Three months ended March 31, 2022		Three months ended March 31, 2021
		Custom Built		Custom Built
	Electric Vehicles	Vehicles	Electric Vehicles	Vehicles
Revenue	$871,945	$166,698	$—	$183,589
Gross profit	(1,897,180)	(6,313)	—	(32,017)
Operating expenses	(16,132,126)	(68,429)	(8,850,480)	(51,864)
Other items	244,690	27,821	8,756,601	(2,904)
Current income tax recovery	—	—	—	—
Deferred income tax recovery	—	—	—	—
Net loss	(17,784,616)	(46,921)	(93,879)	(86,785)
FX translation	471	(6,321)	(1,655)	(6,204)
Comprehensive loss	$(17,784,145)	$(53,242)	$(95,534)	$(92,989)

	March 31, 2022		December 31, 2021
				Custom Built
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Vehicles
Inventory	$5,885,116	$363,366	$3,243,267	$337,183
Plant and equipment	11,262,788	5,205	9,891,685	232,202

15.            Related party transactions

Related party balances

The balance due to related parties is $56,250 as at March 31, 2022 (December 31, 2021 - $743,100) for the unpaid director fees. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Three months ended
	March 31,	March 31,
	2022	2021
Salary	$837,388	$359,125
Directors fees	156,461	75,697
Stock-based compensation	992,980	560,320
	$1,986,829	$995,142

16.            Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from major financial institutions with high credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company’s source of funding has been the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March 31, 2022 and December 31, 2021. We have excluded warrants derivative liabilities from the table because they are settled by shares (see note 9).

		Between one	More than
At March 31, 2022	Within one year	and five years	five years
Trade payables	$1,738,255	$—	$—
Accrued liabilities	3,281,535	—	—
Due to related parties	56,250	—	—
Lease liabilities	574,294	1,895,172	554,528
DSU liabilities	—	150,643	—
	$5,650,334	$2,045,815	$554,528

		Between one	More than
At December 31, 2021	Within one year	and five years	five years
Trade payables	$1,249,861	$—	$—
Accrued liabilities	4,817,820	—	—
Due to related parties	743,100	—	—
Lease liabilities	392,279	867,757	627,235
DSU liabilities	—	53,362	—
	$7,203,060	$921,119	$627,235

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs some expenditures that are denominated in CAD while its functional currency is USD. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of financial assets and liabilities that are denominated in CAD:

	March 31,	December 31,
	2022	2021
Cash and cash equivalents	$683,268	$2,867,716
Restricted cash	82,104	81,176
Receivables	75,843	242,953
Lease liabilities	(1,056,804)	(1,429,629)
Trade payables and accrued liabilities	(993,240)	(1,321,940)
	$(1,208,829)	$440,276

Based on the above net exposures, as at March 31, 2022, a 10% change in the CAD to the USD exchange rate would impact the Company’s net loss by $151,141 (March 31, 2021 – $174,895).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of 12 months or less and are therefore exposed to interest rate fluctuations on renewal. A 0.1% increase in market interest rates would decrease the Company’s net loss of $46,119 for the three months ended March 31, 2022 (March 31, 2021 - $133,000).

Classification of financial instruments

Financial assets included in the consolidated statements of financial position are as follows:

	March 31,	December 31,
	2022	2021
Amortized cost:
Cash and cash equivalents	$194,667,632	$221,928,008
Restricted cash	292,604	291,676
Receivables	81,757	129,068
	$195,041,993	$222,348,752

Financial liabilities included in the consolidated statements of financial position are as follows:

	March 31,	December 31,
	2022	2021
Non-derivative financial liabilities at amortized cost:
Trade payable and accrued liabilities	$5,076,040	$6,810,781
Lease liabilities	3,023,994	1,887,271
Derivative financial liabilities at fair value through profit or loss:
Derivative liabilities	219,421	244,565
	$8,319,455	$8,942,617

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liabilities which are measured at fair value, approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at March 31, 2022 consisted of the derivative liabilities, which include non-transferrable warrants and DSUs. The fair value of DSUs is classified as level 1, and the fair value of the non-transferrable warrants are classified as level 2 in the fair value hierarchy.

The fair value of the derivative liabilities relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. At March 31, 2022, if the volatility used was increased by 10% the impact would be an increase to the derivative liabilities of $27,540 (March 31, 2021 - $468,482) with a corresponding increase in loss and comprehensive loss.

17.            Capital management

The Company’s policy is to maintain a strong capital base to safeguard the Company’s business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2022. The Company is not subject to any externally imposed capital requirements.

18.           Commitments

(a)	As at March 31, 2022, the Company has capital commitments to incur an additional $4,889,379 (December 31, 2021 - $2,686,537) for development of its IT infrastructure and construction of Mesa facility.

(b)	The Company is committed to future minimum lease payments for short-term leases and long-term leases. The leases are related to rentals of its manufacturing facility and kiosk locations. The details of lease commitments as at March 31, 2022 are as follows:

Fiscal year	Amount
2022	$1,714,067
2023	2,860,533
2024	2,903,581
2025	2,895,888
2026 and after	22,430,785
Total	$32,804,854

19.           Subsequent events

Subsequent to March 31, 2022, the Company granted 624,629 stock options to employee with vesting period over 36 months.